# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Australian Oilseeds Holdings Ltd, CIK 0001959994
CUSIP: G07041109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 126-142 COWCUMBLA STREET, 126-142 COWCUMBLA STREET, COOTAMUNDRA, Australia (C3), 2590
Date of event which requires filing of this statement: 12/04/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001699673-25-000007
Filed by CIK 0001699673

## Reporting persons
- Arena Investors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,750,000; shared voting power 0; sole dispositive power 1,750,000; shared dispositive power 0; aggregate amount beneficially owned 1,750,000 (6.3% of the class)
- ARENA BUSINESS SOLUTIONS GLOBAL SPC II LTD.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,750,000; shared voting power 0; sole dispositive power 1,750,000; shared dispositive power 0; aggregate amount beneficially owned 1,750,000 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Australian Oilseeds Holdings Ltd
Address of issuer's principal executive offices: 126-142 COWCUMBLA STREET, 126-142 COWCUMBLA STREET, COOTAMUNDRA, AUSTRALIA, 2590.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"):

(i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to the Arena Fund (as defined below);

(ii) ARENA BUSINESS SOLUTIONS GLOBAL SPC II LTD. (the "Arena Fund").

The Arena Fund is a private investment vehicle. The Arena Fund directly beneficially owns the Ordinary Shares reported in this Schedule 13G.

The Investment Manager may be deemed to beneficially own
the Ordinary Shares directly beneficially owned by the Arena Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Aggregate - 1,750,000 shares; see also Item 9 on the cover page for each Reporting Person.
Percent of class: Aggregate - 6.27%; see also Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 27,898,540 ordinary shares outstanding as of December 4, 2025, per the issuers Form F-1 dated December 4, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Investors LP: Tsering Lama, Authorized Signatory (02/13/2026)
- ARENA BUSINESS SOLUTIONS GLOBAL SPC II LTD.: Tsering Lama, Authorized Signatory (02/13/2026)